Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership
Subject Company's Exchange Act File No: 1-9164

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed PLP merger transaction. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information relating to IMC Global, PLP and the proposed merger. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 19, 2004.

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IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: David A. Prichard 847.739.1810 daprichard@imcglobal.com

IMC GLOBAL REPORTS SHARP IMPROVEMENT IN
2004 FIRST QUARTER RESULTS FROM CONTINUING OPERATIONS
OF 8 CENTS PER DILUTED SHARE

FIRST QUARTER AND RECENT HIGHLIGHTS

  •
  Gross margins of $78.8 million more than doubled and operating earnings of $62.0 million more than quadrupled versus the prior year primarily from increased phosphate and potash prices, partially offset by higher ammonia, natural gas and sulphur raw material costs and lower phosphate volumes.

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  Average diammonium phosphate (DAP) price realization of $188 per short ton increased $45, or 31 percent, versus the prior year and $29 per short ton, or 18 percent, compared to the fourth quarter of 2003.

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  IMC PhosFeed gross margins improved $33 million to a positive $18.4 million versus a prior-year loss of $14.8 million and tripled versus $5.8 million in the fourth quarter of 2003.

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  IMC Potash sales and gross margins increased 12 and 18 percent, respectively, on strong global demand and pricing.

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  Sale of remaining discontinued IMC Chemicals operating entities completed.

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  IMC Global and Cargill Crop Nutrition combination to create a new, publicly traded company expected to close in the summer of 2004.

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  IMC and Phosphate Resource Partners Limited Partnership (PLP) enter into merger agreement providing for each publicly held PLP unit to be converted into the right to receive 0.2 shares of IMC common stock.

        LAKE FOREST, IL, May 4, 2004—Citing strong increases in crop nutrient pricing, IMC Global Inc. (NYSE: IGL) today reported significantly improved earnings from continuing operations of $11.6 million, or 8 cents per diluted share, for the quarter ended March 31, 2004. This is a 36-cent improvement compared with a loss from continuing operations, before the cumulative effect of a change in accounting principle, of $31.7 million, or 28 cents per diluted share, in the prior year.

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Including a loss from discontinued operations of $2.4 million, or 2 cents per diluted share, in this year's first quarter and the cumulative effect of a change in accounting principle of $4.9 million, or 4 cents per diluted share, in the prior-year quarter, the Company reported 2004 first quarter net earnings of $9.2 million, or 6 cents per diluted share, versus a net loss of $36.6 million, or 32 cents per diluted share, last year.

        2004 first quarter results from continuing operations were predominantly affected by strong increases in phosphate pricing and potash realizations, partially offset by higher raw material costs, principally ammonia. Average diammonium phosphate (DAP) realizations improved $45 per short ton, or 31 percent. Ammonia costs increased 49 percent for Florida and 21 percent combined versus the prior year.

        Also impacting 2004 first quarter results from continuing operations were a non-cash, pre-tax gain of $4.6 million ($2.8 million after tax), or 2 cents per diluted share, from a weaker Canadian dollar impact on U.S. dollar denominated receivables; an after-minority interest and after-tax loss of $0.7 million, or 1 cent per diluted share, from the proposed settlement of two Florida class-action lawsuits; and an after-tax loss of $1.0 million, or 1 cent per diluted share, for expenses incurred in connection with the proposed combination of IMC Global and Cargill Crop Nutrition. Also included in this year's first quarter earnings per share was the impact of $2.6 million, or 2 cents per diluted share, from preferred stock dividends.

        Net sales in the first quarter of 2004 increased 6 percent to $584.2 million from $552.1 million a year ago due to improved phosphate and potash price realizations and higher potash shipments, partially offset by lower phosphate volumes.

        Selling, general and administrative expenses of $16.8 million in the first quarter of 2004 fell 8 percent versus the prior year primarily due to the absence of spending in 2003 relating to the Company's organizational restructuring program. This was partially offset by a 3 percent increase in interest expense to $47.1 million due to the Company's refinancing activities in 2003.

        Operating earnings in the quarter improved to $62.0 million versus $14.4 million a year earlier; depreciation, depletion and amortization expenses were $45.5 million compared with $41.1 million. Gross capital expenditures of $23.6 million in the first quarter were unchanged from $23.7 million a year earlier. The Company has a 2004 capital expenditure budget of about $111.0 million versus 2003 capital spending of $120.3 million.

        The income tax provision on earnings from continuing operations for the first quarter was $7.6 million, for an effective tax rate of 39.7 percent versus a benefit of $14.9 million, or an effective tax rate of 32 percent a year ago. The increase in the effective tax rate reflects the effect of a U.S. Internal Revenue Service Notice issued during 2003 that adversely impacts the Company's ability to

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utilize foreign tax credits beginning in 2004. The increase in the effective tax rate negatively impacted first quarter 2004 results by 1 cent per diluted share.

        The Company ended the first quarter of 2004 with its main bank revolver undrawn except for letters of credit. Total cash and main bank revolver availability at March 31, 2004 was approximately $132 million, with no significant debt maturities in 2004 or 2005. The Company has additional borrowing capacity available through its Canadian working capital facility.

IMC PhosFeed

        IMC PhosFeed's first quarter net sales of $363.3 million increased slightly compared with $359.0 million last year as higher selling prices more than offset lower phosphate shipments. Total concentrated phosphate shipments of approximately 1.4 million short tons decreased 16 percent versus the prior year level of approximately 1.6 million short tons. Export revenues rose 21 percent versus 2003 primarily due to increased sales to Australia, Thailand and China. Domestic revenues decreased 9 percent as a result of the Company's decision not to participate in lower-priced winter fill programs. The average price realization for DAP of $188 per short ton in the first quarter, the highest level in many years, increased $45, or 31 percent, versus the prior year's level of $143 and $29 per short ton from the fourth quarter of 2003.

        First quarter gross margins of $18.4 million improved by approximately $33 million from gross margin losses of $14.8 million in the first quarter of 2003 and more than tripled from gross margins of $5.8 million in the fourth quarter of 2003. Higher prices more than offset increased raw material costs, predominantly ammonia, as well as higher rock costs. Ammonia, sulphur and natural gas costs increased a combined $23 million versus the prior year. The Company's Florida ammonia costs averaged an equivalent $292 per metric ton in the first quarter of 2004. Published Tampa ammonia prices peaked at $325 per metric ton in January, and the Company partially benefited from the decline to $220 per metric ton by the end of the first quarter, with current Tampa ammonia pricing in the mid-$180 per metric ton range.

        Approximately 30 percent of IMC's Louisiana concentrated phosphate output continued to be idled, an operating rate expected to be maintained until market conditions show sufficient and sustained improvement.

IMC Potash

        IMC Potash's first quarter net sales increased 12 percent to $239.6 million versus last year's $214.2 million due to stronger sales volumes and selling prices. Total sales volumes of approximately 2.3 million short tons increased 6 percent versus approximately 2.2 million a year ago. Domestic revenues improved 26 percent as stronger prices spurred customer orders; export revenues fell 17 percent as higher prices were more than offset by increased freight rates and the favorable impact in

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last year's first quarter of the retroactive Canpotex allocation increase to 37 percent. The average selling price, including all potash products, was $77 per short ton, the highest level since the second quarter of 2001, compared with $74 per short ton in the prior year, as a 14 percent increase in domestic prices more than offset a 10 percent decline in export prices primarily from higher freight rates. The Company's average domestic realization for muriate of potash (MOP) improved $6 per short ton, or 7 percent, from the fourth quarter of 2003, reflecting the full impact of the September 2003 domestic price increase and a partial impact from the mid-February 2004 price increase.

        First quarter gross margins of $65.2 million ($81.4 million excluding provincial levies) increased 18 percent from $55.4 million ($70.2 million excluding provincial levies) due to improved prices. Potash production costs per ton were essentially flat as the impact of unfavorable foreign exchange was offset by the benefits of volume increases. IMC Potash took nearly 4 weeks of mine shutdowns in the first quarter of 2004.

Observations and Outlook

        "We're off to a solid and encouraging start in 2004," said Douglas A. Pertz, Chairman and Chief Executive Officer of IMC Global. "The earlier optimism we expressed for margin improvement in 2004, given positive worldwide grain and fertilizer dynamics, is reflected in the strong performance of our core phosphate and potash businesses in the quarter, especially in price increases.

        "The large improvement in our PhosFeed segment, both year-over-year and sequentially from last year's fourth quarter, reinforces our view that global phosphate fundamentals have improved," Pertz said. "As DAP spot prices held around 8-year highs throughout much of the quarter and Tampa ammonia costs fell significantly from a late January peak, we saw our PhosFeed profitability improve as we moved through the quarter and began the second quarter. Our average DAP realizations in the first quarter and so far in the second quarter are at levels we haven't seen in many years."

        Pertz said that higher raw material costs, primarily ammonia, continued to negatively impact phosphate margins in the quarter. However, current Tampa ammonia prices, after falling rapidly in the first quarter, are now below year-ago levels with sulphur costs relatively flat versus the prior year. "We remain cautiously optimistic that our ammonia and sulphur raw material costs should be directionally lower in 2004," he said.

        At the same time, phosphate price realizations should continue to be improved over comparable 2003 periods as global supply-and-demand, along with operating rates, recover.

        IMC Potash began 2004 with an impressive first quarter performance, Pertz said. Sales and gross margins rose 12 and 18 percent, respectively, highlighted by a continuation of improved domestic muriate of potash (MOP) realizations from 2003. Pertz said the mid-February domestic

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price increase of $10 per short ton is holding into the second quarter, with current North American realizations at levels not achieved in many years. At the same time, export potash price increases are beginning to offset and even outstrip ocean freight rates, suggesting more favorable year-over-year comparisons for the rest of 2004. The recent retreat in ocean freight rates will yield additional benefits to potash, as well as phosphates.

        IMC Potash volumes in 2004 are expected to exceed 2003 levels which were the second-highest level of shipments at 8.6 million short tons. Canpotex, the export marketing organization for Saskatchewan producers, expects to eclipse its record 2003 shipments this year with double-digit growth, while improved U.S. farm fundamentals also suggest higher demand for potash. Pertz noted that increased production rates benefit IMC Potash's plant operating performance.

        Pertz emphasized that continued improvement in global grain and fertilizer market conditions is providing the impetus for better performance in 2004. Much tighter grain markets, higher crop prices and improved farm income, including record 2003 U.S. net cash farm income, encourage more planted acreage and increased application rates to maximize crop yields, Pertz noted.

        "IMC Global's strong worldwide positions in phosphate and potash, along with the major cost reductions we have instituted in recent years and excess capacity available to meet increased demand, should enable the Company to capitalize on favorable market trends and sustain its improved performance throughout the balance of 2004," Pertz said.

IMC Global Proposal on Phosphate Resource Partners Limited Partnership

        On March 19, 2004, IMC Global and Phosphate Resource Partners Limited Partnership (PLP) (NYSE: PLP) announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. Pursuant to the merger, each publicly traded PLP unit would be converted into the right to receive 0.2 shares of IMC Global common stock. Alpine Capital and The Anne T. and Robert M. Bass Foundation (collectively, the largest public holders of PLP units) have agreed to support such a transaction.

        On April 20, 2004, IMC Global filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus regarding the proposed PLP merger. PLP will not distribute the definitive proxy statement/prospectus regarding the proposed transaction to the PLP unitholders until the SEC has completed its review of such Registration Statement and such Registration Statement has been declared effective by the SEC.

        The PLP merger is subject to certain conditions, including among other things, necessary regulatory approvals, approval by the partners of PLP, and other conditions which are customary for transactions of this nature involving publicly traded companies. Closing is anticipated in the summer

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of 2004.

IMC Global and Cargill Crop Nutrition Combination

        IMC Global and Cargill, Incorporated (Cargill) announced on January 27 the signing of a definitive agreement to combine IMC Global and Cargill Crop Nutrition to create a new, publicly traded company. The transaction is expected to be immediately accretive to IMC Global shareholders and to be more additive to earnings per share over the next several years beyond the impact of currently expected improvements in global agricultural and fertilizer fundamentals.

        The new company is expected to benefit from a stronger balance sheet with increased financial flexibility, a lower cost of capital, significant synergy potential, and an enhanced platform for worldwide growth.

        Under terms of the definitive agreement, IMC Global common shareholders and Cargill will own on a pro forma basis 33.5 percent and 66.5 percent, respectively, of the outstanding common shares of the new company.

        In early April, Global Nutrition Solutions, Inc. filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill Crop Nutrition. IMC will not distribute the definitive proxy statement/prospectus regarding the proposed transaction to its common stockholders until the SEC has completed its review of such Registration Statement and such Registration Statement has been declared effective by the SEC.

        The combination is subject to regulatory approval in the U.S., Brazil, Canada and several other countries; the approval of IMC Global's common shareholders; the completion of the PLP merger; and satisfaction of other customary closing conditions. Necessary antitrust or competition processes required in several other jurisdictions, including China, have been fully satisfied. Closing is anticipated in the summer of 2004.

        With 2003 revenues of $2.2 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

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The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

        This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004.

Not a Proxy Solicitation for PLP Merger Proposal

        This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitive proxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc.,100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, e-mail: daprichard@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004.

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IMC Global will conduct its 2004 1st Quarter earnings and cash flow conference call on Tuesday, May 4 at 10 a.m. Central Time (11 a.m. Eastern Time). The telephone number is 630.395.0018. A replay of the conference call will be available through 6 p.m. Eastern Time on Friday, May 14 by calling 402.220.3903. In addition, a Webcast of the conference call, both live and in replay format, can be accessed by visiting IMC Global's Web site at imcglobal.com.